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                          January 28, 2022

       Robert Vogt
       Chief Financial Officer
       Ads-Tec Energy Public Limited Company
       10 Earlsfort Terrace
       Dublin 2, D02 T380, Ireland

                                                        Re: Ads-Tec Energy
Public Limited Company
                                                            Registration
Statement on Form F-1
                                                            Filed January 21,
2022
                                                            File No. 333-262281

       Dear Mr. Vogt:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Michael Lee